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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999; OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to ______________.

Commission file number: 0-13086
                        -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  FNB FINANCIAL SERVICES CORPORATION EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   FNB FINANCIAL SERVICES CORPORATION
                   202 South Main Street
                   Reidsville, North Carolina 27320




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                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN

                              Financial Statements
                            for the three years ended
                                December 31, 1999


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                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN


                                    Contents


                                                                        Page

Report of Independent Accountants                                        2

Statements of Net Assets Available for Benefits                          3

Statements of Changes in Net Assets Available for Benefits with
  Fund Information                                                       4

Notes to Financial Statements                                          5 - 7


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                          [PRICEWATERHOUSECOOPERS LLP]

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of FNB Financial Services Corporation
Employees' Savings Plus and Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of the Plan for the year ended December 31, 1997 were audited by other independent accountants whose report dated May 21, 1998 expressed an unqualified opinion on those statements.



PricewaterhouseCoopers LLP

Raleigh, North Carolina
June 30, 2000

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                                                                               3

                       FNB FINANCIAL SERVICES CORPORATION
                EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                                               1999            1998
                                                                            ----------      ----------

Cash and Cash Equivalents                                                   $    1,080      $   16,803
Investments
  At fair value
     Shares of registered investment companies
              Capital Preservation Fund (Income Fund) 3,672 shares in
                  1999 and 6,319 shares in 1998                                 36,721          63,185

              Vanguard Wellesley Income Fund (Balanced Fund),
                   10,398 shares in 1999 and 10,548 shares in 1998             196,007         233,327

              Fidelity Disciplined Equity Fund (Equity Fund),
                   33,160 shares in 1999 and 31,091 shares in 1998           1,011,709         911,578

              T. Rowe Price International Stock Fund (International
                  Fund) 6,557 shares in 1999 and 5,493 shares in 1998          124,772          82,342

     FNB Financial Services Corporation Common stock
              (FNB Common Stock Fund), 39,669 shares in 1999 and
                  35,574 shares in 1998                                        433,657         595,863
                                                                            ----------      ----------

              Net assets available for benefits                             $1,803,946      $1,903,098
                                                                            ==========      ==========

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                                                                               4

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEARS ENDED DECEMBER 31, 1999, 1998 and 1997


                                                                          1999              1998              1997
                                                                       ----------        ----------        ----------

Additions to net assets attributed to:
  Investment Income:
     Net appreciation (depreciation) in fair value of investments      $ (209,507)       $ (171,618)       $  276,063
     Capital gains (losses)                                               165,961            64,461            97,542
     Investment Income                                                     29,699            49,306            32,118
                                                                       ----------        ----------        ----------
              Total investment income                                     (13,847)          (57,851)          405,723
                                                                       ----------        ----------        ----------

  Contributions
     Participants'                                                        221,581           229,263           189,649
     Employers'                                                            84,924            73,702            69,091
                                                                       ----------        ----------        ----------
              Total contributions                                         306,505           302,965           258,740
                                                                       ----------        ----------        ----------
              Total additions                                             292,658           245,114           664,463
                                                                       ----------        ----------        ----------

Deductions from net assets attributed to:
  Benefits paid to participants                                           347,635            48,328           109,791
  Administrative expenses                                                  44,175            24,395            38,986
                                                                       ----------        ----------        ----------
              Total deductions                                            391,810            72,723           148,777
                                                                       ----------        ----------        ----------

              Net increase (decrease)                                     (99,152)          172,391           515,686
                                                                       ----------        ----------        ----------

Net assets available for benefits
              Beginning of year                                         1,903,098         1,730,707         1,215,021
                                                                       ----------        ----------        ----------
              End of Year                                              $1,803,946        $1,903,098        $1,730,707
                                                                       ==========        ==========        ==========

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                                                                              5

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997

Note 1 - Description of plan

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (The Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be contributed at the option of the Company's Board of Directors. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment options - Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of five investment options.

   Income Fund - fund typically invested in U.S. Government obligations, certificates of deposits, investment grade corporate bonds of reasonably short maturity, money market investments, and in guaranteed investment contract with an insurance company.

   Balanced Fund - mutual fund typically invested in various instruments such as cash equivalents, bonds, convertible securities and stocks.

   Equity Fund - mutual fund typically invested in diversified portfolio of common stock and similar equities, pooled equity funds, and money market investments.



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                                                                               6

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 1999, 1998 and 1997

Note 1 - Description of plan (continued)

   International Fund - mutual fund invested in diversified securities from throughout the world, emphasizing companies in major world markets.

   FNB Financial Services Corporation Common Stock Fund - funds invested principally in FNB Financial Services Corporation common stock purchased at current market prices.

The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant loans - Participants may not borrow from the Plan.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participants life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts - Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants profit sharing accounts. Forfeited nonvested accounts totaled $8,990 at December 31, 1999, $3,039 at December 31, 1998 and $3,283 at December 31, 1997.

Note 2 - Summary of accounting policies

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment valuation and income recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.




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                                                                               7

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 1999, 1998 and 1997

Note 2 - Summary of significant accounting policies (continued)

Payment of benefits

Benefits are recorded when paid.

Cash equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

The Plan has adopted the provisions of SOP 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." Under the provisions of this statement, a defined contribution plan that allows participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each program as required by Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." Additionally, defined contribution plans are no longer required to present participant-directed plan investments in the statement of net assets available for benefits by general type. Accordingly, amounts as of December 31, 1998 and for the years ended December 31, 1998 and 1997 have been reclassified to conform to the current year presentation.

Note 3 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 4 - Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 - Subsequent event

The Board of Directors approved a plan to merge the Black Diamond Bank Profit Sharing Plan into the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of January 1, 2000. The Black Diamond Savings Plan had net assets of $1,729,343 at December 31, 1999.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      FNB FINANCIAL SERVICES CORPORATION
                                      EMPLOYEES' SAVINGS PLUS AND
                                      PROFIT SHARING PLAN


Date:  July 12, 2000                  By:  /s/ Richard L. Powell
                                           --------------------------